August 7, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your August 6, 2009 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff resulting from their review of the Company’s disclosures in the filing listed above and our June 11, 2009 response to your April 14, 2009 letter.
We intend to provide a response to the Commission on or before September 4, 2009. Should you or your staff need to reach us, please feel free to contact me at (860) 547-5991 or my colleagues Laura Santirocco at (860) 843-4619 or Terence Shields at (860) 547-7187.
Sincerely,

/s/ Ricardo A. Anzaldúa

Ricardo A. Anzaldúa Senior Vice President and Corporate Secretary